SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                          Smurfit Stone Container Corp
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    832727101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                  John Robinson
                        P. Schoenfeld Asset Management LP
                     1350 Avenue of the Americas, 21st Floor
                               New York, NY 10019
                              Phone: (212) 649-9500

                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 22, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

-------------------------------------------------------------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832727101                 13D                   Page 3 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          Rebound Portfolio Ltd.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          WC
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,684,699 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,684,699 shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,684,699 shares of Common Stock
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](1)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.66%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          OO
-----------------------------------------------------------------------------
(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4 and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 4 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          PSAM Texas Master Fund Ltd.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          WC
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    312,942 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    312,942 shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          312,942 shares of Common Stock
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)   [x](2)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.12%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          OO
-------------------------------------------------------------------------------
(2) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 5 of 21 Pages
-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSONS

          Spartan Partners L.P.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          WC
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    442,589  shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    442,589  shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          442,589  shares of Common Stock
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](3)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.17%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          PN
-------------------------------------------------------------------------------
(3) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 6 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          Synapse I LLC
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          N/A
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    442,589 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    442,589  shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          442,589  shares of Common Stock
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](4)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.17%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          OO
-------------------------------------------------------------------------------
(4) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 7 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          PSAM WorldArb Master Fund Ltd.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          WC
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,640,735 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,640,735  shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          4,640,735  shares of Common Stock
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)   [X](5)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          1.81%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          OO
-------------------------------------------------------------------------------
(5) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 8 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          P. Schoenfeld Asset Management GP LLC
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          N/A
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,995,000 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](6)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.50%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          OO
-------------------------------------------------------------------------------
(6) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 9 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          P. Schoenfeld Asset Management LP
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          N/A
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,995,000 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          8,995,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)   [X](7)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.50%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          IA
-------------------------------------------------------------------------------
(7) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 10 of 21 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          Peter M. Schoenfeld
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [ ]
                                                                (b) [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          N/A
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    8,995,000 shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    8,995,000  shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          8,995,000  shares of Common Stock
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)    [X](8)
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          3.50%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          IN
----------------------------------------------------------------------------
(8) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 832727101                 13D                   Page 11 of 21 Pages
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Smurfit-Stone Container Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 222 North LaSalle Street, Chicago, Illinois, 60601.


Item 2.     Identity and Background.

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

               (i) Rebound Portfolio Ltd. ("Rebound") a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by it;

               (ii) PSAM Texas Master Fund Ltd. ("Texas") a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by it;

               (iii) Spartan Partners LP, a Delaware limited partnership ("Spartan"), with respect to shares of Common Stock directly owned by it;

               (iv) Synapse I, LLC, a New York limited liability company ("Synapse I"), as general partner of Spartan, with respect to shares of Common Stock directly owned by Spartan;

               (v) PSAM WorldArb Master Fund Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to shares of Common Stock directly owned by it;

               (vi) P. Schoenfeld Asset Management LP, a Delaware limited partnership ("PSAM"), which serves as the investment adviser to Rebound, Spartan, Texas, the Master Fund (collectively, the "Funds") and certain managed accounts (the "Accounts"), and has full discretion to make all investment decisions for the Accounts and the Funds, with respect to the shares of Common Stock directly owned by each;

               (vii) P. Schoenfeld Asset Management GP LLC, a New York limited liability company ("PSAM GP"), which serves as the general partner of PSAM; and

               (vii) Mr. Peter M. Schoenfeld ("Mr. Schoenfeld"), who serves as the managing member of Synapse I and PSAM GP.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

     (b) The principal business address of each of the Reporting Persons except the Master Fund, Texas and Rebound is 1350 Avenue of the Americas,

CUSIP No. 832727101                 13D                   Page 12 of 21 Pages
-------------------------------------------------------------------------------

21st Floor New York, New York 10019. The address of the principal business office of the Master Fund, Texas and Rebound is c/o Citco Fund Services (Cayman Islands) Limited, Windward 1, 2nd Floor, Regatta Office Park, West Bay Road, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

     (c) The principal business of each of the Master Fund, Spartan, Texas and Rebound, is that of a private investment fund. The principal business of Synapse I is to act as the general partner of Spartan and other private investment funds. The principal business of PSAM is investing for accounts under its management. The principal business of PSAM GP is serving as the general partner of PSAM. The principal occupation of Mr. Schoenfeld is serving as managing member for each of Synapse I and PSAM GP and other similar entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Spartan is a Delaware limited partnership. PSAM is a Delaware limited partnership. Each of the Master Fund, Rebound and Texas is a Cayman Islands exempted company. Each of PSAM GP and Synapse I is a New York limited liability company. Mr. Schoenfeld is a citizen of the United States of America.

Item 3.   Source and Amount of Funds and Other Consideration.

     The 8,995,000 shares of Common Stock beneficially owned in the aggregate by all of the Reporting Persons were acquired by the Reporting Persons with investment funds in accounts under management totaling approximately $2.6 million.

Item 4.   Purpose of the Transaction.

     The Reporting Persons originally acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, represented an attractive investment opportunity.

     On January 26, 2009 the Issuer and certain of its subsidiaries filed a voluntary petition (the "Proceeding") for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "U.S. Court") before the Honorable Brendan Linehan Shannon. The United States Trustee in the Proceeding has denied a request by a holder of the Common Stock and the Issuer's preferred stock to form an official equity committee to represent the interests of equity holders in the Proceeding on matters before the U.S. Court. On August 20, 2009, this holder filed a motion for the appointment of an equity committee, joined in by other holders of the Issuer's Common Stock. The U.S. Court held an initial hearing on the motion on September 21, 2009 and then conducted an

CUSIP No. 832727101                 13D                   Page 13 of 21 Pages
-------------------------------------------------------------------------------

evidentiary hearing on the matter on December 4, 2009. On December 10, 2009, the U.S. Court issued a Memorandum Opinion denying the motion.

     On December 1, 2009 the Issuer announced that it and each of its subsidiaries and affiliates acting as debtors in possession under Chapter 11 of the United States Bankruptcy Code, filed a Joint Plan of Reorganization and Plan of Compromise and Arrangement (the "Plan") and Disclosure Statement (the "Disclosure Statement") with the U.S. Court. The Plan provides, among other things, that (i) all holders of Common Stock will receive no payment in the Proceedings, (ii) all existing shares of Common Stock will be cancelled and
(iii) all of the new shares of Common Stock issued following confirmation of the Plan will be issued to certain of the Issuer's creditors, subject to dilution for shares held for management and employees.

     On January 22, 2010 the Reporting Persons engaged legal counsel to submit an objection to the adequacy of the Issuer's proposed Disclosure Statement to the U.S. Court. Certain other holders of the Issuer's Common Stock joined in this engagement solely for the purpose of sharing the expenses of advisors and to facilitate the objections in the Proceeding (the other holders currently party to such joint engagement, the "Other Holders").

     It is expected that additional advisors will be retained to undertake certain information and diligence projects, to assist the Reporting Persons and the Other Holders in prosecuting their rights in the U.S. Court and to conduct additional analyses of the business, operations, management, strategy, bankruptcy case and future plans of the Issuer which may include, among other things, determination of potential strategic alternatives to the pending Plan. The Reporting Persons have previously approached unaffiliated professionals and advisors to discuss potential strategic alternatives including alternatives to the Plan. As of this date, the Reporting Persons have no definitive plans or proposals with regard to an alternative to the Plan, and the Reporting Persons intend to continue to pursue their objections to the Issuer's proposed Plan in the U.S. Court.

     As a result of the actions undertaken on behalf of the Reporting Persons and the Other Holders as stated above, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more of the Other Holders. Based on information and belief, the current Other Holders are entities managed by Fir Tree, Inc. and Venor Capital Management LP. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person.

     If the Reporting Persons were found to be members of a group with the Other Holders, then, based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group would be 22,945,000 or approximately 8.9% of the Issuer's Common Stock.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of

CUSIP No. 832727101                 13D                   Page 14 of 21 Pages
-------------------------------------------------------------------------------

their securities of the Issuer, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations.

     In addition, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's management, directors, operations or business, strategy, bankruptcy case and future plans of the Issuer, which may include, among other things, discussions of potential strategic alternatives to the Issuer's proposed Plan, including, without limitation, through potential discussions with management, directors, the creditors' committee of the Issuer, the Other Holders, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, actions taken by the creditors' committee of the Issuer, developments in the Issuer's bankruptcy case, price levels of the Common Stock and other securities, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

 Item 5.  Interest in Securities of the Issuer.

      A.  Rebound

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Rebound is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 256,658,958 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed by the Issuer on November 9, 2009.

               (c) Rebound entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

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CUSIP No. 832727101                 13D                   Page 15 of 21 Pages
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               (e)  Not applicable.

      B.  Texas

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Texas is incorporated herein by reference.

               (c) Texas entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      C.  Spartan

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Spartan is incorporated herein by reference.

               (c) Spartan entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      D.  Synapse I

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Synapse I is incorporated herein by reference.

               (c) Synapse I did not directly effect any transactions in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      E.  Master Fund


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CUSIP No. 832727101                 13D                   Page 16 of 21 Pages
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               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Master Fund is incorporated herein by reference.

               (c) the Master Fund entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.


      F.  PSAM GP

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for PSAM GP is incorporated herein by reference.

               (c) PSAM GP did not directly effect any transactions in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.


      G.  PSAM

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for PSAM is incorporated herein by reference.

               (c) PSAM effected transactions in the Common Stock within the last sixty days on behalf of the Accounts and Funds which are set forth on Schedule A.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      H.  Mr. Schoenfeld

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schoenfeld is incorporated herein by reference.


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CUSIP No. 832727101                 13D                   Page 17 of 21 Pages
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               (c)  Mr. Schoenfeld did not directly effect any transaction in the Common Stock within the last sixty days.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

     As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Other Holders. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person. Based on information and belief, the current Other Holders are entities managed by Fir Tree, Inc. and Venor Capital Management LP, and the aggregate number of shares of Common Stock of the Issuer beneficially owned by all of such persons, including the Reporting Persons, would be 22,945,000 or approximately 8.9% of the Issuer's Common Stock.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Other than Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

     Exhibit 1:. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.


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CUSIP No. 832727101                 13D                   Page 18 of 21 Pages
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                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 1, 2010


                             /s/ Peter M. Schoenfeld
                                 -------------------------------------
                                 Peter M. Schoenfeld, (i) individually; (ii)
                                 as managing member of (a) P. Schoenfeld Asset Management GP LLC, for itself and as the general partner of P. Schoenfeld Asset Management LP; and (b) Synapse I, LLC for itself and as the general partner of Spartan Partners, LP; and (iii) as director of PSAM WorldArb Master Fund Ltd., Rebound Portfolio Ltd., and PSAM Texas Master Fund Ltd.


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CUSIP No. 832727101                 13D                   Page 19 of 21 Pages
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                                   Schedule A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY PSAM ON BEHALF OF THE FUNDS AND THE ACCOUNTS DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

        -------------  -----------------  -----------------
        Date of         Amount of Shares  Price Per Share*
        Transaction     Purchased (Sold)                ($)
        -------------- -----------------  -----------------
        12/4/2009         1,000,000.00           0.3847
        -------------- ----------------     -----------
        12/7/2009       (1,000,000.00)           0.3818
        -------------- ----------------     -----------
        12/10/2009          852,000.00           0.0893
        -------------- ----------------     -----------
        12/22/2009          227,500.00           0.2033
        -------------- ----------------     -----------
        12/22/2009          600,000.00           0.2025
        -------------- ----------------     -----------
        12/23/2009          100,000.00            0.205
        -------------- ----------------     -----------
        12/23/2009          750,000.00         0.240333
        -------------- ----------------     -----------
        12/23/2009          150,000.00            0.211
        -------------- ----------------     -----------
        12/23/2009          389,500.00         0.257026
        -------------- ----------------     -----------
        12/24/2009          445,000.00         0.281437
        -------------- ----------------     -----------
        12/29/2009          500,000.00            0.268
        -------------- ----------------     -----------
        12/31/2009           50,000.00             0.27
        -------------- ----------------     -----------

* Excluding commissions.


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CUSIP No. 832727101                 13D                   Page 20 of 21 Pages
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EXHIBIT 1

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  February 1, 2010





                             /s/ Peter M. Schoenfeld
                                 -------------------------------------
                                 Peter M. Schoenfeld, (i) individually; (ii)
                                 as managing member of (a) P. Schoenfeld Asset Management GP LLC, for itself and as the general partner of P. Schoenfeld Asset Management LP; and (b) Synapse I, LLC for itself and as the general partner of Spartan Partners, LP; and (iii) as director of PSAM WorldArb Master Fund Ltd., Rebound Portfolio Ltd., and PSAM Texas Master Fund Ltd.